Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus Dated June 2, 2026

Registration Statement No. 333-296414

PRESS RELEASE

Inventiva Announces a Comprehensive Capital Structure
Optimization including Debt and Equity Financing in
Advance of the Anticipated Phase 3 Readout

•	Secured a new debt financing with funds and accounts managed by BlackRock and Claret Capital Partners, respectively for up to €130 million in committed tranches, subject to conditions, plus an additional uncommitted tranche of up to €20 million, to replace its existing EIB loan ahead of maturity and extend its debt maturity profile to 2030

•	Simplifying its capital structure with agreement to repurchase existing warrants issued in favor of the EIB, thereby eliminating 60% of the dilution protected EIB warrants (exercisable into 22.7 million shares), at a 40% discount to intrinsic value, and restructuring the remaining EIB warrants on terms that do not contain dilution protection

•	Priced an underwritten offering of $ 120 million American Depositary Shares only in the United States and listed on the Nasdaq Global Market, from both new and existing investors

•	Extending cash runway into early first quarter 2028, assuming the completion of the Equity Offering, the EIB transactions, the full exercise of all warrants in the optional tranche 3 of the October 2024 structured financing[1], and the Debt Financing[2]

•	Reiterated anticipated top-line Phase 3 readout in Q4 2026 followed by potential regulatory filing in H1 2027

1 The optional Tranche 3 from the structured financing is subject to the release by the Company no later than June 15, 2027 of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 (resolution of NASH without worsening fibrosis and improvement of liver fibrosis without worsening NASH), with any dosage regimen tested in the trial, have been met no later than June 15, 2027. The exercise of Tranche 3 warrants is in the discretion of the holders, and there can be no assurance whether, and to what extent, the Tranche 3 warrants will be exercised, if at all.

2 These estimates are based on the Company’s current business plan and assume the successful closing of the Equity Offering, the completion of the EIB Transactions and the issuance of Tranches A, B and C of the Debt Financing Transaction, and the exercise in full of the Tranche 3 warrants previously issued by the Company in the Structured Financing for potential proceeds of up to €116.0 million, and exclude any potential milestones payable to or by the Company and any additional expenditures related to the product candidate or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated. These estimates may be shortened in the event of an increase, in expenditure relating to the development programs beyond the Company's expectations, or if the development program progresses more quickly than expected. There can be no assurance whether, and to what extent, the Tranche 3 warrants will be exercised, if at all.

pg.1

PRESS RELEASE

Daix (France), New York City (New York, United States), June 2, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced that it has entered into agreements for a comprehensive refinancing transaction, consisting of (i) the repayment in full of the existing European Investment Bank (the "EIB") loan and the buyback of a portion of the warrants issued in favor of the EIB in connection with the loan (the "EIB Transactions"), (ii) a new debt financing with BlackRock and Claret Capital Partners of up to €130 million in committed tranches, subject to conditions, plus an additional uncommitted tranche of up to €20 million (the "Debt Financing Transaction") with an initial aggregate drawdown of €75 million (corresponding to the drawdown of Tranche A and Tranche B of the Debt Financing), and (iii) an offering in the United States of 27,272,727 new American Depositary Shares ("ADSs"), each representing one new ordinary share of the Company with a nominal value of €0.01 (the "Ordinary Shares"), at an offering price of $4.40 per ADS (the " Equity Offering", and together with the EIB Transactions and the Debt Financing Transaction, the "Combined Transaction")3.

Andrew Obenshain, Chief Executive Officer of Inventiva, said: “The data we have generated in our Phase 2b clinical trials gives us deep conviction in lanifibranor's potential as a differentiated oral therapy for patients living with MASH. We are on track for our anticipated top-line Phase 3 readout in the fourth quarter of 2026, followed by an anticipated regulatory filing in the first half of 2027, and we are executing with confidence at every level of the organization. With this transaction, Inventiva will be well-positioned, scientifically, operationally, and financially, to lead our program through these defining milestones and beyond. Today's transaction reflects a proactive strategy designed to ensure Inventiva enters this critical clinical moment from a position of strength."

Axel-Sven Malkomes, Chief Financial Officer of Inventiva, added: "This integrated transaction will allow us to achieve multiple strategic objectives simultaneously: refinancing ahead of maturity, simplifying our capital structure, and reinforcing our financial foundation ahead of a critical clinical anticipated milestone. The extension of our debt maturity to 2030 reflects the confidence of our new lenders in Inventiva's program and trajectory. This transaction also represents an important step in broadening our institutional investor base in the United States, welcoming new shareholders into the Inventiva story at this exciting inflection point. The support of our existing and new investors, alongside our new lenders BlackRock and Claret Capital Partners, reflects confidence in Inventiva's trajectory and the quality of our program. We believe this transaction reflects compelling long-term value for our shareholders.”

Overview of the EIB Transactions

On May 16, 2022, the Company entered into a finance contract with the EIB (as amended, the "EIB Finance Contract"), which provided for financing of a maximum amount of €50 million, in two equal tranches of €25 million (the "EIB Loan"). Following the satisfaction of the applicable conditions precedent, the Company drew down tranche A in December 2022 ("EIB Tranche A") and tranche B in January 2024 ("EIB Tranche B"). As of the date of this press release, the amount outstanding under the EIB Loan is approximately €63 million (including principal and accrued interest), with maturities scheduled for December 2026 with respect to EIB Tranche A and January 2027 with respect to EIB Tranche B.

3 The Combined Transaction includes Tranche A, B, C. Tranche C is subject to specific condition precedents further described in the press release, including confirmation of the exercise of the T3 warrants of at least €100 million or prior completion of an equity fundraising of at least €100 million..

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PRESS RELEASE

As previously disclosed, in connection with the EIB Loan, the Company issued 2,266,023 warrants to purchase Ordinary Shares to the EIB in November 2022 in connection with EIB Tranche A (the "EIB Tranche A Warrants") and 3,144,654 warrants to purchase Ordinary Shares to EIB in January 2024 in connection with EIB Tranche B (the "EIB Tranche B Warrants”, and together with the EIB Tranche A Warrants, the "Existing EIB Warrants"). The Existing EIB Warrants include contractual anti-dilution provisions that increase the number of shares issuable upon exercise of the Existing EIB Warrants each time the Company issues additional equity securities subject to certain exceptions, as well as a put option in favor of the EIB. As a result of equity issuances by the Company during the term of the warrants, the EIB has calculated that 38,360,540 ordinary shares (the “EIB Underlying Shares”) would be issuable upon exercise of the Existing EIB Warrants, which number the parties have agreed to use for purposes of the EIB Agreement. Such potential issuance would represent dilution for existing shareholders, exceeding 10% of the Company’s current share capital. In addition, the contractual anti-dilution provisions applicable to the EIB Warrants could lead to further increases in the number of underlying shares upon future equity issuances, thereby amplifying the dilution risk over time and constraining the Company’s financing flexibility. This risk is expected to be mitigated with the comprehensive refinancing transaction, as further described below.

On June 1st, 2026, the Company entered into a master agreement with the EIB in connection with the EIB Transactions (the “EIB Agreement"), the terms of which provide that, subject to the satisfaction or waiver of the conditions set forth therein, the Company will:

-	repurchase and cancel all of the EIB Tranche A Warrants and 700,000 of the EIB Tranche B Warrants, corresponding to approximatively 22.7 million EIB Underlying Shares, for an aggregate repurchase price of €50 million (the “Repurchase Price”), such Repurchase Price representing a discount of approximately 40% to the intrinsic value of the cancelled Existing EIB Warrants based on offering price in the Offering (the "EIB Warrants Repurchase");

-	issue approximately 15.7 million new warrants to the EIB (the "New EIB Warrants"), representing approximately 6.5% of the Company’s current share capital, in substitution for the remaining EIB Tranche B Warrants (the "Remaining EIB Warrants"), which Remaining EIB Warrants would be surrendered for cancellation upon issuance of the New EIB Warrants, subject to approval by a general meeting of the Company’s shareholders, which the Company currently expects to be held on June 30, 2026, or, if such approval is not obtained at such meeting, at a subsequent general meeting of shareholders to be held no later than October 31, 2026; and

-	prepay in full all outstanding amounts under the EIB Loan (including principal and accrued interest) (the "EIB Loan Repayment").

Pursuant to the EIB Agreement, the EIB Warrants Repurchase and the EIB Loan Repayment are expected to occur in mid-June 2026 and to be completed before June 30, 2026. The EIB Transactions are subject to, and contingent on, among other things, the Company’s completion of a debt or equity financing in a minimum amount of €90 million, which is expected to be satisfied upon and subject to the closing of the Equity Offering. If the EIB Warrants Repurchase and the EIB Loan Repayment are not completed on or before June 30, 2026 and the EIB Agreement is terminated, the waivers (described below) by the EIB of its anti-dilution rights and its put option will be automatically withdrawn with retroactive effect, as if such waivers had never been granted, and all of the EIB’s rights under the Existing EIB Warrants would be fully restored.

The EIB has agreed to waive the early pre-payment fees which would have come due under the EIB Finance Contract for the EIB Loan Repayment.

As set forth in the EIB Agreement, subject to shareholder approval, the New EIB Warrants, when issued, will have a subscription price of €0.01 per warrant and an exercise price of €0.01 per warrant, equal to the nominal value of the Company’s shares, with a ratio of one New EIB Warrant for one new Ordinary Share. The New EIB Warrants will have a maturity of January 4, 2036, matching the cancelled EIB Tranche B Warrants, and will not be exercisable for a period of ninety (90) calendar days following the date of the EIB Agreement (the “Lock-up Period”), after which they will be exercisable at any time until the maturity date. The terms and conditions of the New EIB Warrants, if issued, will not provide for the contractual anti-dilution mechanism or put option in favor of the EIB applicable to the Existing EIB Warrants.

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PRESS RELEASE

In addition, from the date of the EIB Agreement, the EIB has waived its contractual anti-dilution adjustment right and put option with respect to the Remaining EIB Warrants, and has agreed not to exercise the Remaining EIB Warrants during the Lock-up Period. Upon the closing of the EIB Warrants Repurchase and EIB Loan Repayment, if completed, the foregoing waivers will be superseded and replaced by a waiver letter (the “Waiver Letter”), pursuant to which the EIB will irrevocably waive the same rights until the earliest of (i) the day after the expiration date of the Remaining EIB Warrants, (ii) the date upon which no Remaining EIB Warrants remain outstanding, and (iii) the date on which the EIB simultaneously subscribes to the New EIB Warrants and surrenders all of its Remaining EIB Warrants for cancellation. If shareholder approval for the issuance of the New EIB Warrants is not obtained by October 31, 2026, the New EIB Warrants will not be issued, and the EIB will retain the Remaining EIB Warrants, which will remain subject to the waivers under the Waiver Letter until the termination thereof. In consideration for the EIB’s waivers, pursuant to the EIB Agreement, the Company will be required to pay to the EIB, following the expiration of the Lock-up Period and upon any exercise, in whole or in part, of the Remaining EIB Warrants, an amount corresponding to the exercise price of the Remaining EIB Warrants actually exercised less €0.01, up to an aggregate maximum amount of approximately €9.5 million.

Following shareholder approval, the Board of Directors or the Chief Executive Officer will proceed with the issuance of the New EIB Warrants. The Company expects to announce via press release the issuance and any other terms of the New EIB Warrants.4Stifel acted as Sole Financial Advisor in relation to the EIB Transactions.

Offering of ADSs

Pursuant to the 27th resolution of the general meeting of the shareholders held on May 22, 2025 (the "General Meeting") and the sub-delegation of powers from the Company’s Board of Directors (Conseil d'Administration) held on May 29, 2026, in accordance with Articles L. 225-138 and seq. of the French Commercial Code, the Chief Executive Officer decided on June 2, 2026 to issue 27,272,727 ADSs, each representing one new Ordinary Share, by way of capital increase, without shareholders’ preferential subscription rights, reserved to categories of investors, in an underwritten offering in the United States at an offering price of $4.40 per ADS.

The Offering was only in the United States and listed on the Nasdaq Global Market, and conducted in connection with the Combined Transaction, and satisfies a condition precedent for both the EIB Transactions and the Debt Financing Transaction, as discussed above and below.

Settlement and delivery of the ADSs in the Equity Offering is expected to occur on June 5, 2026, subject to the satisfaction of customary closing conditions.

4 Please refer to the 39th resolution of the annual general meeting of the Company to be held on 30 June 2026.

pg.4

PRESS RELEASE

Overview

The offering price per ADS of $4.40 (corresponding to €3.7781 per ordinary share based on the exchange rate of €1.00 to $1.1646 as published by the European Central Bank on June 1, 2026) is equal to the volume-weighted average price ("VWAP") of the share of the Company on the regulated market of Euronext in Paris ("Euronext") for the last trading session preceding the pricing date of the Offering, less a discount of 9.5%. The offering price was determined by the Chief Executive Officer in accordance with a sub-delegation of powers from the Company’s Board of Directors (Conseil d'Administration) held on May 29, 2026, pursuant to the 27th resolution of the General Meeting.

The Ordinary Shares underlying the ADSs sold in the Equity Offering will be subject to an application for admission to trading on Euronext Paris on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext Paris, under the same ISIN code FR0013233012.

Leerink Partners and Stifel are acting as Joint Bookrunners for the Equity Offering. Namsen Capital is acting as Equity Capital Markets Advisor to the Company in connection with the Offering.

The Equity Offering is subject to an underwriting agreement that was entered into on June 2, 2026. The underwriting agreement does not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code.

The aggregate net proceeds from the Offering are expected to be approximately $110.8 million (€95.2 million), after deducting underwriting fees, commissions and estimated expenses payable by the Company.

In connection with the Offering, the Company’s board members and executive officers have agreed to a contractual lock-up for a period of 90 days after the date of the final prospectus supplement relating to the Offering, subject to customary exceptions. The Company has also agreed to be bound by a contractual lock-up for a period of 90 days after the date of the final prospectus supplement, subject to customary exceptions.

Participation of shareholders and/or directors of the Company

Andera Partners holding 6.80% of the share capital of the Company before the Offering, subscribes for 1,815,000 New Shares of the Company and will hold, after the completion of the Offering, 6.70% of the Company's share capital.

Samsara holding 6.50% of the share capital of the Company before the Offering, subscribes for 1,120,000 New Shares of the Company and will hold, after the completion of the Offering, 6.20% of the Company's share capital.

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PRESS RELEASE

Debt Financing Transaction

Overview

Pursuant to an agreement entered into on June 1st, 2026 (the “Subscription Agreement”) with funds and accounts managed by BlackRock and Claret Capital Partners (together, the "Lenders"), the Lenders have agreed to provide the Company with a secured financing facility of up to a maximum amount of €130 million in committed tranches, subject to conditions, plus an additional uncommitted tranche of up to €20 million issuable only by mutual consent of the parties following approval of the New Drug Application (“NDA”) for NATiV3, (the "Commitment")5:

-	a first tranche for a maximum amount of €35 million consisting of senior secured convertible bonds (the "Convertible Bonds") into new Ordinary Shares ("Tranche A"), subject to satisfaction of certain closing conditions;

-	a second tranche for a maximum amount of €40 million consisting of senior secured amortized bonds ("Tranche B"), subject to satisfaction of certain closing conditions;

-	a third tranche for a maximum amount of €55 million consisting of senior secured amortized bonds ("Tranche C"), available for the Company to draw at its election until February 15, 2027, subject to (i) the prior and full issuance of Tranches A and B, (ii) compliance with a maximum debt-to-market capitalization ratio of 10% based on a 30-day volume-weighted average price[6], (iii) meeting the primary endpoint of the NATiV3 Phase 3 clinical trial[7], and (iv) the confirmation of the exercise of the T3 warrants issued by the Company on May 7, 2025 of at least €100 million (the “T3 Warrant Exercise”) or prior completion of an equity fundraising of at least €100 million; and

-	an optional additional tranche for a maximum amount of €20 million, subject to mutual consent, following the approval of the NDA for NATiV3.

Pursuant to the terms of the Subscription Agreement, BlackRock and Claret have agreed to provide approximately two-thirds (for a maximum aggregate committed amount approximately of €86.7 million) and of one-third (for a maximum aggregate committed amount of approximately €43.3 million), respectively, of the Commitment. Tranche A bonds will rank pari passu equally and ratably inter se and with the Tranche B and the Tranche C bonds, and with any bond issued under the additional uncommitted tranche.

Pursuant to the terms of the Subscription Agreement, the Lenders will receive warrants (bons de souscription d’actions) (the "Lenders' Warrants") exercisable for up to €6.75 million worth of Ordinary Shares (or up to €12.35 million in the event of a Shortfall Event, as described below), expected to be granted concurrently with the drawdown of Tranches A and B89 €2.75 million worth of Ordinary Shares are expected to be granted concurrently with the drawdown of Tranche C.

The closing of Tranche A and Tranche B is conditioned upon, among other things, the completion of an equity financing in an amount of at least €90 million, which is expected to be satisfied upon the closing of the Equity Offering and the EIB Loan Repayment, and is expected to occur on or around mid-June and to be completed before June 30, 2026.

The Subscription Agreement includes certain restrictive covenants, subject to customary exceptions, including, among other things, restrictions on the incurrence of indebtedness, the grant of security interests and guarantees, dividends and other distributions, asset disposals, mergers and restructurings, acquisitions and joint ventures. The Subscription Agreement also includes financial covenants requiring the Company to maintain at least €30.0 million of cash and cash equivalents in specified secured accounts. The obligations under the debt financing will be secured by first-ranking security over specified collateral, including certain intellectual property rights, bank accounts and receivables.

5 See below of this press release for further information on the key terms of each Tranche A, Tranche B et Tranche C

6 The market capitalization includes the ordinary shares of the Company as well as the pre-funded warrants issued in the context of the structured financing of October 2024.

7 Means the Phase 3 Study Evaluating Long-term Efficacy and Safety of Lanifibranor in Adult Patients With (NASH) and Fibrosis 2 (F2)/Fibrosis 3 (F3) Stage of Liver Fibrosis.

8 The actual number of warrants to be issued will be equal to the value of warrants divided by the exercise price to be determined at the date of the issuance of the warrants.

9 Or up to €12.35 million in the event of a Shortfall Event, as described below

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PRESS RELEASE

The Subscription Agreement and related debt financing documents (the “Issue Documents”) contain events of default, including but not limited to non-payment, breach of financial covenants and other obligations, breach of representations, cross-default, insolvency proceedings, insolvency, cessation of business, certain audit qualifications, material litigation, change of control, invalidity or unenforceability of the Issue Documents or security interests, breach of the security package, breach of material contracts and material adverse change. Upon an event of default (following expiry of a cure period, as applicable), the Lenders may terminate remaining funding obligations, accelerate amounts outstanding under the Issue Documents, enforce the security package and take any other actions such parties are entitled to take under the security documents or any applicable law.

In addition, failure to achieve the primary composite endpoint in the NATiV3 Phase 3 clinical trial or any adverse regulatory outcome, will constitute an event of default, subject to certain cure mechanics if specified key secondary endpoints are met and the T3 Warrant Exercise is completed during the applicable cure period (it being specified that the proceeds from such exercise shall be fully funded and received in cash by the Company). During any applicable cure period, the Company would be required to maintain cash in the Luxembourg accounts of no less than 100% of the aggregate principal amount then outstanding under the Convertible Bonds and Amortized Bonds until completion of the Tranche 3 Warrants Exercise. In addition, if the aggregate outstanding principal amount under Tranches A and B exceeds 10% of post-results market capitalization, the holders may require a prepayment of the Tranche B (such prepayment to be applied pari passu across each Tranche) to reduce the combined outstanding principal amount of Tranches A and B to the greater of €50.0 million and 10% of post-results market capitalization. If the T3 Warrant Exercise is completed during the cure period, the Company would be required to make a mandatory prepayment to reduce the aggregate outstanding principal amount under the Convertible Bonds and Amortized Bonds to no more than 7.5% of post-cure market capitalization, with such prepayment applied first to Tranche B and then to Tranche A; if post-cure market capitalization of the Company is below €400 million (as calculated pursuant to the Issue Documents), the holders may require full repayment of the outstanding principal amount under each tranche. No prepayment premium applies to these mandatory prepayments, although unpaid interest and fees, including the end-of-commitment fee, would remain payable.

As set forth in the Subscription Agreement, the Lenders will receive information rights and the right to attend meetings of the Board of Directors (Conseil d'Administration) as non-voting observers (censeurs), subject to approval by the shareholders at a general meeting. In accordance with the Board of Directors’ règlement intérieur, non-voting observers are subject to the same duties and obligations as the directors, including confidentiality and non-disclosure obligations, conflicts of interest, and securities market rules.

The Lenders are each contemplating likely to appoint such observers (censeurs) subject to the approval by the Company's shareholders at the general meeting to be held on June 30, 2026.

Stifel acted as Sale Placement Agent on the Debt Financing Transaction.

None of the securities issued in the Debt Financing Transaction will be admitted to trading or admitted to Euroclear. As soon as any shares are issued upon exercise of the Lenders' Warrants, they will be automatically assimilated to the Ordinary Shares and will be admitted to trading on Euronext Paris under ISIN number FR0013233012.

Key Terms of the Convertible Bonds (Tranche A)

Tranche A of the Debt Financing Transaction will consist of Convertible Bonds with a par value of €1 each and a conversion price equal to a premium of 40%, applied on the lower of (i) the 30-day VWAP of the Ordinary Shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day VWAP of the Ordinary Shares on Euronext Paris immediately prior to the issuance date of the Convertible Bonds, or (iii) the euro-equivalent offering price per ordinary share, represented by each ADS sold in the Equity Offering, being €3.7781. The conversion price is subject to a minimum equal to the 30-day VWAP immediately prior to the issuance date and the minimum price per the Company's current authorizations.

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PRESS RELEASE

Following issuance, interest on the Convertible Bonds will accrue at a 9.90% annual fixed interest rate and will be payable in cash monthly during an interest-only period until December 31, 2028, after which principal and interest will be payable monthly until maturity on April 1, 2030.

From the date that is twelve months after the issuance of the Convertible Bonds, the Company may require conversion of the outstanding Convertible Bonds if the closing price per share on Euronext Paris equals or exceeds 175% of the applicable Conversion Price on each trading day during a period of 30 consecutive trading days immediately prior to delivery of the Company's conversion notice, provided that no event of default is continuing at such time.

The Company will be permitted to pre-pay the amounts due under the Convertible Bonds at any time, subject to specific payment of the pre-payment amount (the "Pre-Payment Amount") as described below, and provided that the Company grants the Lenders an equity investment right in the form of a number of warrants, equal to the number of Convertible Bonds then outstanding, corresponding to the equity option value of the Convertible Bonds with an exercise price equal to €1 and on initial exercise ratio equal to the then prevailing Conversion Ratio. The Company may not prepay without the Lenders’ consent if the Company is in the process of a sale of the Company.

The Pre-payment Amount will be calculated as follows:

- during the interest only payments period, the Pre-payment Amount would be an amount equal to (i) the principal outstanding at the time of the prepayment (plus accrued interest), plus (ii) an aggregate of all remaining interest payments that would have been paid throughout the remainder of the term of the applicable tranche, discounted to present value by applying a discount rate of 4%, as well as any other unpaid fees or costs, if any, plus (iii) an end-of-commitment fee of 1.75% of the amount issued for the tranche being prepaid (the “End of Commitment Fee”).

- following the expiry of the interest only payments period, the payment would be an amount equal to (i) within 12 months following the end of the interest only payments period, 103% of the principal outstanding at the time of prepayment, (ii) within 24 months following the end of the interest only payments period, 102% of the principal outstanding at the time of prepayment, and (iii) thereafter, 101% of the principal outstanding at the time of prepayment, in each case plus the End of Commitment Fee.

Key Terms of the Amortized Bonds (Tranches B and C)

Tranches B and C of the Debt Financing Transaction will consist of amortized non-convertible bonds, with a par value of €100,000 each (the "Amortized Bonds"), and will mature on April 1, 2030.

Following issuance, interest will accrue at a 9.90% annual fixed interest rate for Tranche B and 8.90% for Tranche C, payable in cash in monthly interest installments, both supplemented by PIK interest of 2.10% capitalized annually, with an interest-only payments period until March 31, 2027. The interest-only period of Tranches B and C bonds is extendable, at the Company's election, subject to the following conditions:

-	extendable to December 31, 2027, subject to (i) meeting the primary endpoint of the NATiV3 Phase 3 clinical trial, and (ii) the confirmation of the T3 Warrant Exercise or prior completion for at least €100 million following release of results of the NATiV3 Phase III clinical trial, with both (i) and (ii) being met no later than February 15, 2027; and

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PRESS RELEASE

-	extendable to December 31, 2028, subject to receipt of FDA approval of the NDA for lanifibranor in MASH, by no later than 15 business days prior to December 31, 2027.

The Company will be permitted to prepay the amounts due under the Amortized Bonds at any time by payment of the Pre-payment Amount described above.

Key Terms of the Lenders' Warrants

In connection with the Debt Financing, the Company has agreed to issue to the Lenders the lender’s warrants (the “Lender's Warrants”), giving the Lenders the right initially to subscribe to one Ordinary Share per Lender's Warrant, subject to adjustment. The Lenders’ Warrants are to be issued upon issuance of Tranche A and Tranche B (the "Warrants Issuance Date").

Pursuant to the terms of the Warrants Issue Agreement among the Company, BlackRock and Claret Capital Partners, the exercise price of the Lenders' Warrants will be equal to the greater of (A) a 10% premium to the lower of (i) the 30-day VWAP of the Ordinary Shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day VWAP price of the Ordinary Shares on Euronext Paris immediately prior to initial closing of the Tranche A and Tranche B bonds, or (iii) the euro-equivalent offering price per ordinary share represented by each ADS sold in the Offering (being €3.7781). The exercise price is subject to a minimum price per share permitted under the applicable shareholder authorizations in force at the warrant issuance date and 30-day VWAP of the Ordinary Shares in Euronext Paris preceding the Warrant Issuance Date. The number of the Lenders’ Warrants issued will be determined at issuance by dividing €9.5 million by the exercise price, comprising Tranche A/B Warrants representing €6.75 million (the “Tranche A/B Warrants”) and Tranche C Warrants representing €2.75 million (the “Tranche C Warrants”)10.

All of the Tranche A and the Tranche B Warrants will be exercisable upon the issuance of Tranche A and Tranche B, with the Tranche C Warrants becoming exercisable upon the issuance of Tranche C and prior to the earlier of (i) the tenth anniversary of their issuance date or (ii) the date of successful closing of a public bid made directly to the shareholders of the Company to purchase some or all of their shares at a specified price within a fixed time period in accordance with the terms of the Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the related rules promulgated by the SEC.

Reasons for the Transaction and use of the proceeds11

The Company currently intends to use the net proceeds from the Equity Offering to repay the Company’s EIB loans in full, including accrued interest and associated costs, and together with the proceeds from the closing of Tranche A and Tranche B bonds under the Subscription Agreement, to fund the repurchase of the Repurchased EIB Warrants, with any remaining proceeds under the Subscription Agreement to be used to fund activities related to the continued development and potential commercialization of lanifibranor and for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions and other transactions, should we choose to pursue any, and collaborations.

10 In the event that the exercise price of the Lenders’ Warrants as determined above would be lower than the 30-day VWAP immediately preceding the Warrant Issuance Date (a “Shortfall Event”), Additional Warrants (the “Additional Warrants”) representing up to €2.85 million may be issued to the Lenders, bringing the maximum aggregate warrant value to approximately €12.35 million.

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PRESS RELEASE

Working capital statement

As of the date of this press release, given the Company’s current cost structure and projected expenditure commitments, the Company estimates that it would be able to finance its activities until the middle of the first quarter of 2027, which will not be sufficient to meet its obligations over the next 12 months. If the Tranche 3 warrants issued in the Company’s structured financing announced on October 14, 2024 (the “Structured Financing”) are exercised in full for proceeds of up to €116.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the middle of the third quarter of 2027.

Based on the Company’s existing cash and cash equivalents and short-term deposits, assuming the successful closing of the Equity Offering, completion of the EIB Transactions and issuance of Tranches A and B of the Debt Financing Transaction, the Company expects to be able to finance its operations as currently planned until the end of the second quarter of 2027.

Based on the Company’s existing cash and cash equivalents and short-term deposits, assuming the successful closing of the Equity Offering, completion of the EIB Transactions and issuance of Tranches A, B and C of the Debt Financing Transaction, and the exercise in full of the Tranche 3 warrants previously issued by the Company in the Structured Financing for potential proceeds of up to €116.0 million thereunder, the Company expects to be able to finance its operations as currently planned until the beginning of the first quarter of 2028.

These estimates are based on the Company’s current business plan and exclude any potential milestones payable to or by the Company and any additional expenditures related to the product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated product development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, the Company may amend its business plan in the future and the Company may have to use its resources sooner than anticipated. These estimates may be shortened in the event of an increase, in expenditure relating to the development programs beyond the Company's expectations, or if the development program progresses more quickly than expected. There can be no assurance whether, and to what extent, the Tranche 3 warrants will be exercised, if at all.

Impact of the Transaction

For illustration purposes, the impact of the Combined Transaction on the ownership of a shareholder holding 1% of the Company’s share capital prior to the Combined Transaction and not subscribing to it, is as follows (calculation made on the basis of the Company's share capital as of May 31, 2026 (i.e., € 2,090,074.75) and the Company's shareholders’ equity as of March 31, 2026):

	Ownership interest (in %)		Share of equity per share (in euros)
	On a non-diluted basis	On a diluted basis(1)	On a non-diluted basis	On a diluted basis(1)
Prior to the Combined Transaction	1%	0.52%	-0.27	€0.12
Following the Combined Transaction(2)	0.88%	0.49%	-0.24	€0.11

(1)	The calculations are based on the assumption all share subscription warrants (BSA), pre-funded warrants, Warrants T3 and warrants for the subscription of business founders’ shares (BSPCE) will be exercised and that all allocated free shares (actions gratuites) and stock-options (options d’achat d’actions) will vest, as of the date of this document, which would result in the issuance of a maximum of 192,489,943 shares.
(2)	The calculations take into consideration the completion of all transactions contemplated by the Offering, EIB Transactions and the Debt Financing Transaction, including the issuance of new shares (underlying the ADSs) as part of the Offering, and assume the conversion of the Convertible Bonds and the exercise of the Lenders' Warrants, the EIB Warrants Repurchase, and the exercise of the New EIB Warrants (following the cancellation of the Remaining EIB Warrants).

pg.10

PRESS RELEASE

Based on the information available to the Company as of March 31, 2026, the capitalization and indebtedness of the Company before the Combined Transaction is as follows:

Equity and indebtedness - (in thousands of euros / unaudited)	March 31	Dec. 31	Change
Total current liabilities (including the current portion of non-current liabilities)	56,477,971	32,309,000	24,168,971
Current financial liabilities secured by guarantees (1)	1,266,157
Current financial liabilities secured by collateral	0
Current financial liabilities not secured by guarantees and not secured by collateral (2)	55,211,814
Total non-current liabilities (excluding the current portion of non-current liabilities)	207,609,244	199,774,000	7,835,244
Non-current financial liabilities secured by guarantees (1)	3,404,250
Non-current financial liabilities secured by collateral	0
Non-current financial liabilities not secured by guarantees and not secured by collateral (2)	204,204,994
Equity	(28,376,926)	(28,522,000)	145,074
Share capital	2,077,074	1,932,000	145,074
Legal reserve	39,020	39,020	0
Other reserves (3)	(30,493,020)	(30,493,020)	0
Total	235,710,289	203,561,000	32,149,289

(1) Guaranteed financial liabilities correspond to the portion of State-guaranteed loans (Prêts Garantis par l’État) and Relance Participatory Loans (Prêts Participatifs Relance) that is guaranteed by the French State.

(2) Includes lease liabilities recognized in accordance with IFRS 16 – Leases. As of March 31, 2026, lease liabilities amount to €2.9 million, of which €2.1 million is due in less than one year.

(3) Does not include net income, actuarial gains and losses on employee benefits, translation differences or share-based payments for the period and from January 1, 2026 to March 31, 2026.

Based on the information available to the Company, the share capital of the Company before the Combined Transaction is as follows:

	Shareholder structure (non-diluted)				Shareholder structure (diluted)(1)(2)
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights	Number of shares that might be issued or vested	Number of shares and diluted shares	% of diluted share capital	% of diluted voting rights
Frédéric Cren	5 878 891	2.8%	11 320 566	5.1%	8 833 224	2.2%	14 274 899	3.4%
Pierre Broqua	3 769 388	1.8%	7 393 388	3.3%	4 239 523	1.1%	7 863 523	1.9%
Invus	16 064 813	7.7%	16 064 813	7.2%	22 731 479	5.7%	22 731 479	5.5%
Sofinnova	15 186 473	7.3%	19 086 050	8.5%	16 699 805	4.2%	20 599 382	5.0%
Andera Partners	14 114 476	6,8%	14 114 476	6.3%	19 647 809	4.9%	19 647 809	4.7%
SAMSARA	13 540 194	6.5%	13 540 194	6.1%	23 838 421	5.9%	23 838 421	5.7%
Eventide	10 368 517	5.0%	10 368 517	4.6%	14 921 850	3.7%	14 921 850	3.6%
BVF Partners L.P.	10 949 499	5.2%	10 949 499	4.9%	37 650 236	9.4%	37 650 236	9.1%
DEEPTRACK	10 825 250	5.2%	10 825 250	4.8%	20 825 249	5.2%	20 825 249	5.0%
Directors (non-executive)	-	0.0%	-	0.0%	12 898 116	3.2%	12 898 116	3.2%
Employees & Consultant	2 561 170	1.2%	3 324 183	1.5%	16 966 250	4.0%	17 729 263	4.0%
European Investment Bank	-	0.0%	-	0.0%	22 681 848	5.7%	22 681 848	5.7%
Treasury shares (liquidity agreement)	45 374	0.0%	-	0.0%	45 374	0.0%	-	0.0%
Free float	105 703 430	50.6%	106 440 562	47.6%	179 518 234	44.8%	180 255 366	43.3%
Total	209 007 475	100%	223 427 498	100%	401 497 418	100%	415 917 441	100%

pg.11

PRESS RELEASE

The share capital of the Company following completion of the Combined Transaction is as follows:

	Shareholder structure (non-diluted)				Shareholder structure (diluted)(1)(2)
Shareholders	Number of shares	% of share capital	Number of voting rights	% of voting rights	Number of shares that might be issued or vested	Number of shares and diluted shares	% of diluted share capital	% of diluted voting rights
Frédéric Cren	5 878 891	2.5%	11 320 566	4.5%	8 833 224	2.1%	14 274 899	3.2%
Pierre Broqua	3 769 388	1.6%	7 393 388	2.9%	4 239 523	1.0%	7 863 523	1.8%
Invus	16 064 813	6.8%	16 064 813	6.4%	22 731 479	5.3%	22 731 479	5.1%
Sofinnova	15 186 473	6.4%	19 086 050	7.6%	16 699 805	3.9%	20 599 382	4.6%
Andera Partners	15 929 476	6.7%	15 929 476	6.4%	21 462 809	5.0%	21 462 809	4.8%
SAMSARA	14 660 194	6.2%	14 660 194	5.8%	24 958 421	5.8%	24 958 421	5.6%
Directors (non-executive)	-	0.0%	-	0.0%	12 898 116	3.0%	12 898 116	2.9%
Employees & Consultant	2 561 170	1.1%	3 324 183	1.3%	16 966 250	3.9%	17 729 263	4.0%
European Investment Bank	-	0.0%	-	0.0%	15 677 573	3,6%	15 677 573	3.5%
BlackRock Claret	-	0.0%	-	0.0%	8 903 038	2.1%	8 903 038	2.0%
Black Rock Warrant Facility	-	0.0%	-	0.0%	2 285 906	0,5%	2 285 905	0.5%
Black Rock Tranche A CB	-	0.0%	-	0.0%	6 617 133	1,5%	6 617 133	1.5%
Treasury shares (liquidity agreement)	45 374	0.0%	-	0.0%	45 374	0.0%	-	0.0%
Free float	162 184 423	68.6%	162 921 555	65.3%	277 253 296	64.4%	277 990 428	62.5%
Total	236 280 202	100%	250 700 225	100%	430 668 909	100%	445 088 932	100%

pg.12

PRESS RELEASE

Documentation

The ADSs to be issued in the Equity Offering are being offered pursuant to a shelf registration statement on Form F-3 (including a prospectus) that was filed with the Securities and Exchange Commission (the "SEC") in the United States on June 2, 2026 and became automatically effective upon filing. The Company will also file with the SEC a prospectus supplement relating to and describing the terms of the Offering (the "Prospectus Supplement"). These documents may be obtained free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Prospectus Supplement (and accompanying prospectus) may be obtained, when available, from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com.

The Equity Offering is not subject to a prospectus requiring an approval of the French Financial Markets Authority (Autorité des Marchés Financiers) (the "AMF"). In accordance with Article 1(5) (a) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the "Prospectus Regulation"), considering that the Combined Transaction represents a dilution under 30% of the current share capital of the Company.

In connection with the Debt Financing Transaction, the Company has granted first-ranking security interests over a substantial portion of its assets in favor of the Lenders, including its key patents on lanifibranor. In a scenario where the NATiV3 clinical study fails and the Company is unable to meet its financial obligations under the Debt Financing Transaction, such failure could constitute, or lead to, an event of default.

Following the occurrence of an event of default (following expiry of a cure period, as applicable), the Lenders would be entitled to enforce their security interests, which could result in the sale of the Company’s principal assets. In such circumstances, due to the first-ranking nature of these security interests, the Lenders would be paid in priority from the proceeds of the enforcement of the secured assets, ahead of the Company’s unsecured creditors and, ultimately, ahead of any distributions to shareholders.

Detailed information regarding the Company, including its business, financial information, results, perspectives and related risk factors are contained in the Company’s 2025 universal registration document filed with the AMF on April 8, 2026 under number D.26-0232 (the "2025 Universal Registration Document"). This document as well as other regulated information and all of the Company’s press releases, are available free of charge on the website of the Company (www.inventivapharma.com). Your attention is drawn to the risk factors related to the Company and its activities presented in Chapter 2.1 of its 2025 Universal Registration Document. In addition, the Company draws attention to the risk factors related to the Company and its activities described under the caption "Risk Factors" in the Prospectus Supplement and in the documents incorporated therein by reference, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 8, 2026.

pg.13

PRESS RELEASE

Next publication / event

•	Annual general meeting – June 30, 2026

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations	Investor Relations

Pascaline Clerc: media@inventivapharma.com	David Nikodem: IR@inventivapharma.com

Mark Corbae: inventivapr@icrhealthcare.com	Patricia L. Bank: patti.bank@icrhealthcare.com

pg.14

PRESS RELEASE

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, Inventiva’s expectations regarding its ability to execute the Combined Transaction in whole or in part and the timing thereof, including the timing of issuances of securities and receipt of proceeds in the Combined Transaction, Inventiva’s ability to satisfy conditions to the Issue Documents, including any additional equity financings, any approval of Inventiva’s shareholders required by the Combined Transaction, including the expect timing of any such required approval and the impacts of Inventiva’s failure to obtain such approval, including with respect to waivers made by the EIB of certain anti-dilution and put option rights in connection with the EIB Transactions and the exercise ratio applicable to the EIB Warrants, the timing of and Inventiva’s ability to draw down the Commitment from the Lenders, the occurrence of an event of default under the Issue Documents, the potential exercise of warrants, including the T3 warrants, the expected timing, size and use of proceeds of the Debt Financing Transaction and the Equity Offering, forecasts and estimates with respect to Inventiva’s current cash resources, and expected cash resources following the completion of the Combined Transaction, Inventiva’s expectations with respect to ownership in its share capital by certain investors, Inventiva’s capitalization following the completion of the Combined Transaction, Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH, including the timing of clinical trial data releases and regulatory filings and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", "would", "could", "might", "should", "designed", "hopefully", "target", "potential", "opportunity", "possible", "aim", and "continue" and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to the product candidate that the clinical trial results will be available on the anticipated timeline, that future clinical trials will be initiated as anticipated, that the product candidate will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including the completion of financial closing procedures, that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, on the expected timing or at all, Inventiva’s ability to satisfy in part or in full the conditions for the Combined Transactions, on the expected timing or at all, and whether, when and to what extent the securities issued in the Combined Transactions, as well as any other dilutive instruments may be exercised, and by which holders, Inventiva’s ability to obtain shareholder approvals required by the Combined Transaction Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidate, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidate may cause adverse drug reactions or have other properties that could delay or prevent its regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, and ongoing conflicts, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given the risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

pg.15

PRESS RELEASE

Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

France

The securities offered as part of the Offering have not been and will not be offered or sold to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code).

The securities offered as part of the Offering may only be offered or sold in France pursuant to Article L. 411-2 1° of the French Monetary and Financial Code to "qualified investors" (investisseurs qualifiés) (as such term is defined in Article 2(e) of Prospectus Regulation) acting for their own account, and in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

European Economic Area

In relation to each Member State of the European Economic Area (each, a "Member State") no offer to the public of securities may be made in that Member State other than:

-	to any legal entity which is a "qualified investor" as defined in the Prospectus Regulation;

-	to fewer than 150 natural or legal persons (other than a qualified investor as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the placement agents for any such offer; or

-	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require us or any placement agent to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the placement agents and the Company that it is a "qualified investor" as defined in the Prospectus Regulation.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any ordinary shares.

United Kingdom

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are "investment professionals" falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issuance or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "Relevant Persons"). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.

pg.16